Kindora PBC — testing-the-waters communication

Written note circulated for forwarding to prospective investors. Sent by Justin Steele to Tynesia Boyea-Robinson on September 23, 2026, accompanying the investor deck and the Mastercard forum case-study slides.

Justin Steele spent a decade directing about $700M in philanthropy at Google.org. Then he couldn't find $9,000 for Outdoorithm Collective, the camping nonprofit he founded with his wife, Sally. So he built Kindora: AI that helps nonprofits and social enterprises find the funders who would actually fund them. More than 2,300 organizations have signed up, and five funders now pay so their grantees can use it.

Kindora is a Public Benefit Corporation opening a community round on Wefunder so the people it serves can own a piece of it. The page goes public Tuesday, September 29: wefunder.com/kindora. The investor deck is attached, and Justin is a [redacted]